

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via Email
Mr. Gregory S. Levin
Chief Financial Officer
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

> **Re:** **BJ's Restaurants, Inc.**
> **Form 10-K for the year ended December 28, 2010**
> **Filed March 9, 2011**
> **File No. 000-21423**

Dear Mr. Levin:

We have reviewed your response dated December 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 57

1. We have reviewed your response to our previous comment 1. With regard to the late filing of your 2010 definitive proxy statement, we note that you refer to the earlier filing of a preliminary proxy statement on April 21, 2010, "which was substantially identical to the definitive proxy statement." While that may be true, pursuant to General Instruction G(3) to Form 10-K, the Part III information may be incorporated by reference only from a company's definitive proxy or information statement. Therefore, the Part III information should have been filed as an amendment to the Form 10-K not later than the end of the 120 day period. As it was not, the required disclosures were not considered to have been reported within the time periods specified by the Commission's rules and forms. Your attention is invited to Question 104.17 of the Compliance and Disclosure Interpretations for Exchange Act Forms for guidance.

With regard to the late filing of your 2011 definitive proxy statement, additional disclosures regarding these matters should be provided in an amendment to your Form 10-Q for the quarter during which the proxy statement was due. Specifically, please expand the disclosures in Item 4 of your Form 10-Q for the quarterly period ended June 28, 2011 to explain the events and circumstances that gave rise to each of the two untimely filings. If you continue to believe that your controls were effective during the quarter, please also discuss how you arrived at that conclusion despite the fact that the required disclosures were not reported within the specified time periods. Alternatively, please revise your conclusion as to their effectiveness.

2. As a related matter, you state that your Disclosure Committee will independently calculate proxy statement and other periodic report due dates internally as an additional verification of the information provided by external securities counsel on a going forward basis. Please advise us as to the consideration given to disclosing this internal control change in Item 4 of the above referenced Form 10-Q.

3. Finally, reference is made to your Form 10-Q for the quarterly period ended March 29, 2011. We note that the 2011 definitive proxy statement was already late as of May 4, 2011, the date the Form 10-Q was filed. If you were aware of this untimely filing for the second year in a row, please advise us as to how you arrived at your conclusion that your disclosure controls and procedures were adequate for purposes of first quarter Form 10-Q. That is, tell us whether you had already analyzed the reasons for the failure to timely file and had discussed them with your external securities counsel prior to May 4, 2011. If you were not aware of the untimely filing of your definitive proxy statement on May 4, 2011, please explain how you have considered your own lack of awareness in concluding that your disclosure controls and procedures were adequate as of the end of each of the above referenced quarterly periods. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-5688 or Julie Rizzo at 202-551-3574 with questions on legal matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief